SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    ---------
                                   SCHEDULE TO
                                 (Rule 14d-100)


           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                    ---------
                           NORTEL NETWORKS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


                                    ---------
        Options to Purchase Common Shares, Without Nominal or Par Value, Granted to Eligible Employees Under Nortel Networks's 1986 and/or 2000 Stock
                                  Option Plans
                          On or After November 12, 1999
                         (Title of Class of Securities)

                                    ---------
                                    656568102
                (CUSIP Number of Underlying Class of Securities)



                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                        Brampton, Ontario, Canada L6T 5P6
                                  905-863-0000


       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                   ----------
                                    Copy to:
                                Victor I. Lewkow
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000


                                    ---------
                            CALCULATION OF FILING FEE


           Transaction valuation*                  Amount of filing fee
              Not Applicable*                         Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: [_] Not applicable. Filing party: [_] Not applicable. Form or Registration No.: [_] Not applicable. Date filed: [_] Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-l.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to schedule 13D under Rule 13d-2.
[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

--------------------------------------------------------------------------------

The following materials are the corrected versions of the materials filed on Schedule TO on June 4, 2001.


                                  Press Release
                                                          [Nortel Networks Logo]

News Release

www.nortelnetworks.com


FOR IMMEDIATE RELEASE                    June 4, 2001


For more information:

Tina Warren                              Investor Relations
Nortel Networks                          Nortel Networks
905-863-4702                             888-901-7286 or 905-863-6049
tinawarr@nortelnetworks.com              investor@nortelnetworks.com


      Nortel Networks to Offer Stock Option Exchange Program for Employees

TORONTO -- Nortel Networks* Corporation [NYSE/TSE: NT] today announced that it will offer a voluntary stock option exchange program for its employees. Program documentation is expected to be delivered to eligible employees within the next 30 days upon the commencement of the offer.

"Employees are the most important asset of Nortel Networks and a key factor in helping us serve our customers and achieve our long-term goals which will in turn enhance shareholder value," said John Roth, president and chief executive officer, Nortel Networks.

"Stock options are a key component of a competitive rewards package in the global technology industry where competition for the best talent is always fierce, even in a market downturn. This is an extraordinary step that is essential so we may continue to attract, retain and reward our talent in a highly competitive labor market," Roth said.

Under the planned program, eligible employees will be able to tender for cancellation stock options that were granted on or after November 12, 1999 under the Nortel Networks Corporation 1986 and 2000 Stock Option Plans for new options expected to be issued on a date which is at least 6 months plus 1 day from the date of cancellation of the tendered options. Board appointed officers and members of the board of directors of Nortel Networks will not be eligible to participate in the program.

                                     -more-

Eligible employees who elect to participate in the planned program will have to tender for cancellation all options granted on or after November 12, 1999. For options issued between November 12, 1999 and February 12, 2001, program participants will receive two new options for every three options cancelled. For options issued on or after February 13, 2001, program participants will receive three new options for every four options cancelled.

The exercise price of the new options will be equal to 100 percent of the market price of one Nortel Networks common share on the grant date of the new options, in accordance with the terms of the applicable stock option plan. The terms and conditions of the new options, including the vesting schedules, will be substantially the same as the terms and conditions of the options that were tendered for cancellation.

The Corporation has received all necessary regulatory approvals in Canada and the United States for the planned program. As of May 31, 2001, approximately 333 million options to purchase common shares of Nortel Networks were issued and outstanding. Approximately 33 percent of these options are expected to be eligible for the program.

Nortel Networks is a global Internet and communications leader with capabilities spanning Optical, Wireless, Local, Personal Internet and eBusiness. The Company had 2000 U.S. GAAP revenues of US$30.3 billion and serves carrier, service provider and enterprise customers globally. Today, Nortel Networks is creating a high-performance Internet that is more reliable and faster than ever before. It is redefining the economics and quality of networking and the Internet, promising a new era of collaboration, communications and commerce. Visit us at www.nortelnetworks.com.

Following commencement of the offer, eligible employees will be sent a copy of the written "Offer to Exchange". Eligible employees are urged to read the Offer to Exchange when it becomes available, because it will contain important information. Eligible employees will be able to obtain a free copy of the Schedule Tender Offer ("TO") which when filed with the SEC, will contain the Offer to Exchange and other important information, as well as other filings containing information about us, at the SEC's web site (http://www.sec.gov). Following commencement of the offer, eligible employees will also be able to obtain, without charge, copies of the Schedule TO and our SEC filings incorporated by reference in the Offer to Exchange directly from Nortel Networks Corporation.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development; the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; the ability to obtain timely, adequate and reasonably priced component parts from suppliers and internal manufacturing capacity; the impact of the credit risks of our customers; the entrance by Nortel Networks into an increased number of supply, turnkey, and outsourcing contracts which contain delivery, installation, and performance provisions, which, if not met, could result in Nortel Networks having to pay substantial penalties or liquidated damages; and the impact of increased provision of customer financing and commitments by Nortel Networks. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -end-

*Nortel Networks, the Nortel Networks logo and the Globemark are trademarks of Nortel Networks.

        Letter from John A. Roth to Employees Holding Options Granted on or after November 12, 1999 (other than Australian Employees)

June 4, 2001

To: Employees holding options granted on or after November 12, 1999

Stock options enhance employee commitment, motivation and enthusiasm, and our ability to attract and retain the talent so important to our long-term success. The current economic and industry downturn has resulted in greater than 50% of the stock options currently held by Nortel Networks employees being `under water' - that is, with a grant price above the current market price of our common shares.

Today we announced that we will offer a stock option exchange program that will position employees to increase their opportunity to realize value from their stock options. This will enable us to maintain a strong link between employee compensation and corporate performance, and reward our employees for their commitment to Nortel Networks over the long-term, which we believe is ultimately in the interest of our shareholders.

Under the planned program, eligible employees will have the opportunity to exchange outstanding options granted on or after November 12, 1999 for new options to be granted on a date which is at least 6 months plus 1 day from the date of cancellation of your original options.

When we commence the offer within the next 30 days, eligible employees will receive a package of detailed information. I encourage you to study this information carefully before making a decision on whether to participate. Later today, a special website will be available to provide you with preliminary information on the planned program. You can access the website at http://emplcomms.ca.nortel.com/emplcomms/soep/home.html. Option holders who are not eligible for the exchange program will participate in alternative programs that will be tailored to accommodate unique regulatory and regional situations. Details of those programs will also be communicated in the next 30 days.

While none of us can predict what the markets will do in the future, we can ensure we do our very best to achieve the goals I outlined in our town-hall this morning and deliver the best customer experience in our industry. With this focus, and our highly motivated and committed team, we will be heading down the right path to make Nortel Networks "the employer of choice" in our industry and a valued company to our customers and shareholders.

John A. Roth



Following the commencement of the offer, which is expected within 30 days, eligible employees will be sent a copy of the written "Offer to Exchange". Eligible employees are urged to read the Offer to Exchange when it becomes available, because it will contain important information. You will be able to obtain a free copy of the Schedule Tender Offer ("TO") which, when filed with the SEC, will contain the Offer to Exchange and other important information, as well as other filings containing information about us, at the SEC's web site (http://www.sec.gov). Following commencement of the offer, eligible employees will also be able to obtain, without charge, copies of the Schedule TO and our SEC filings incorporated by reference in the Offer to Exchange directly from Nortel Networks Corporation.

        Letter from John A. Roth to Australian Employees Holding Options
                      Granted on or after November 12, 1999

June 4, 2001

Dear Employee Option Holder:

Nortel Networks recognizes that, as a result of today's difficult market conditions, many of our stock options that have been granted under the Nortel Networks Stock Option Plans currently may not be providing the retention and performance incentives for our valued employees that were intended. As you are likely aware, Nortel Networks has announced that it will offer, within 30 days, a stock option exchange program to eligible employees in other countries. Nortel Networks is currently considering also offering this program to those eligible employees resident in Australia, including eligible employees on international assignment in Australia.

The options that will be eligible for the planned exchange program would only be those options granted on or after November 12, 1999 under either the Nortel Networks 1986 Stock Option Plan or the Nortel Networks 2000 Stock Option Plan. Under the planned program, eligible employees may choose to exchange all eligible options held by them for new options, to be granted at a date which is at least 6 months plus 1 day from the date of cancellation of the tendered eligible options.

As we are currently awaiting the necessary approvals from the Australian Securities and Investments Commission, we are not in a position to confirm that the program will be offered to Australian employees or employees on international assignment in Australia.

In the event that we do receive the necessary regulatory approvals, we will offer the stock exchange program to eligible Australian employees and eligible employees on international assignment in Australia.

In the unlikely event that we do not receive the necessary regulatory approvals, employees resident in Australia, including employees on international assignment in Australia, may be eligible to participate in alternative programs that will be tailored to accommodate the Australian regulatory situation.

In the meantime, we thank you for your continued efforts on behalf of Nortel Networks.

Sincerely,


John A. Roth


Following the commencement of the offer, which is expected within 30 days, eligible employees will be sent a copy of the written "Offer to Exchange". Eligible employees are urged to read the Offer to Exchange when it becomes available, because it will contain important information. You will be able to obtain a free copy of the Schedule Tender Offer ("TO") which, when filed with the SEC, will contain the Offer to Exchange and other important information, as well as other filings containing information about us, at the SEC's web site (http://www.sec.gov). Following commencement of the offer, eligible employees will also be able to obtain, without charge, copies of the Schedule TO and our SEC filings incorporated by reference in the Offer to Exchange directly from Nortel Networks Corporation.

                          Questions and Answers Website


Website Text

Stock Option Exchange Program Website

     Welcome to the Stock Option Exchange Program website. This site will be your main source of up-to-date information about this special program, which is expected to formally commence within 30 days. Once the offer has been formally commenced, the site will provide an easy 1-2-3 method of determining your eligibility as well as interactive tools, downloadable documents in multiple translations, and relevant links to information.
            Please bookmark it, as you'll want to refer back to it.


                                  Now Available
                          Press Release - June 4, 2001
                               Questions & Answers
                           Webstock Stock Option Page
                           The Basics of Stock Options


                                 Coming upon the
                            Commencement of the Offer

                   Key Documents in a variety of translations
                  Tools to help in the decision-making process
                               Tax Considerations


This information constitutes an informal summary of certain of the terms of the planned offer. These questions and answers do not constitute a formal offer to exchange eligible options. We will distribute a formal Offer to Exchange, together with certain additional documents, when the planned offer actually commences.

                         QUESTIONS AND ANSWERS REGARDING
                          THE PLANNED EXCHANGE PROGRAM

         Nortel Networks Corporation has announced that it will offer eligible employees the opportunity to exchange their eligible options for new options that it will grant under its option plans. The following are answers to some of the questions that you may have about the planned offer. We expect to formally commence the offer within the next thirty days.

         These questions and answers constitute an informal summary of certain of the terms of the planned offer. These questions and answers do not constitute a formal offer to exchange eligible options. We will distribute a formal Offer to Exchange, together with certain additional documents, when we actually commence the planned offer within the next thirty days.

         We urge eligible employees to read carefully the Offer to Exchange and all accompanying documents when they are delivered at the commencement of the offer because the information contained in these questions and answers is not complete, and additional important information will be contained in the Offer to Exchange and the other documents. Once the offer formally commences, eligible employees will have at least 20 business days to decide whether to participate.

1.  WHY HAVE WE DECIDED TO MAKE THE OFFER?

         Many of our outstanding options, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the current market price of our common shares. For our stock option program to provide the intended retention and performance incentives for employees, employees must feel that our options provide them with an opportunity to realize value within a reasonable period of time. With the uncertainty of current market conditions, we believe that employees may feel that the opportunity for realizing value is limited with their existing options. With this offer to exchange eligible options for new options, we hope to restore our employees' confidence in their potential ability to realize value for their eligible options thereby encouraging our employees to remain with Nortel Networks and ultimately maximizing shareholder value.

2.  WHEN DO WE EXPECT TO COMMENCE THE OFFER?

         We expect to commence the offer to exchange within thirty days. When we commence the offer, we will deliver to all eligible employees a summary of the terms of the offer and a document entitled "offer to exchange" that will contain all of the details of the offer and information about who to contact for additional information.

3.  WHAT OPTIONS WILL BE ELIGIBLE FOR THE OFFER?

         We will offer to exchange all eligible options granted to eligible employees for new options to be granted under our applicable option plans. Eligible options are those options granted to eligible employees under our 1986 plan or our 2000 plan on or after November 12, 1999 that are outstanding on the date options are cancelled in the offer. Options assumed by Nortel Networks that were issued under any other plan will not be eligible for the offer.

4.  WHO WILL QUALIFY AS AN ELIGIBLE EMPLOYEE?

         "Eligible employees" will be those employees of Nortel Networks or one of its eligible subsidiaries who are actively employed or on an authorized leave of absence both on the date we commence the offer and on the date the offer expires and whose services are performed in Canada, the United States, the United Kingdom, Ireland, Hong Kong, Brazil, France, Germany, Spain, Italy, Singapore and, if we are able to satisfy applicable legal requirements on a timely basis, Australia. However, in the case of an employee who is an expatriate (i.e., an employee who is on an approved international assignment), "eligible employees" will include only those expatriate employees whose home country and host country are one of those countries listed in this paragraph. Also, an employee will not be considered an "eligible employee" and, accordingly, will not be eligible to participate in the offer if, on or before the date the offer expires, such employee:

         - receives a notice of involuntary termination (including, without limitation, redundancy) from Nortel Networks or one of its eligible subsidiaries;

         -   resigns or gives notice of resignation from such employment;

         -   retires or elects to retire from such employment; or

         - enters into an agreement with Nortel Networks or one of its eligible subsidiaries with respect to such employee's resignation or retirement.

In addition, members of Nortel Networks' board of directors and Nortel Networks' board-appointed officers, including Nortel Networks' most senior executives, will not be eligible to participate in the offer.

         "Eligible subsidiaries" will be all of Nortel Networks' subsidiaries except Nortel Networks Optical Components Inc. and subsidiaries of Nortel Networks Optical Components Inc.

5. WILL THERE BE ANY ELIGIBILITY REQUIREMENTS THAT AN ELIGIBLE EMPLOYEE WILL HAVE TO SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

         To be entitled to the new options after an eligible employee's tendered eligible options have been cancelled in the offer, the eligible employee will be required to meet all of the following conditions:

         - The eligible employee must be continuously and actively employed by Nortel Networks or one of its subsidiaries or on an authorized leave of absence from such employment from the date he or she tenders eligible options for exchange to the date of grant of the new options; and

         - The eligible employee must be actively employed by Nortel Networks or one of its subsidiaries on the new option grant date or, if the eligible employee is on an authorized leave of absence on the new option grant date, the eligible employee must return to such active employment before one year following the new option grant date; and

         - Prior to the new option grant date, the eligible employee must not have:

             o received a notice of involuntary termination (including, without limitation, redundancy) from Nortel Networks or one of its subsidiaries; or

             o elected to retire or entered into an agreement with Nortel Networks or one of its eligible subsidiaries to retire.

6.  WHEN DO WE EXPECT THE NEW OPTIONS TO BE GRANTED?

         We expect to grant the new options to active employees at least six months and one day following the date eligible options are canceled in the offer. The date of grant of new options to eligible employees who are on an authorized leave of absence on the new option grant date and who return to active employment within one year of the new option grant date will be deferred until after their return to active employment.

7. HOW MANY NEW OPTIONS WILL AN ELIGIBLE EMPLOYEE RECEIVE IN EXCHANGE FOR TENDERED OPTIONS?

         The number of new options granted in exchange for eligible options that are accepted for exchange and cancelled in the offer will be determined as follows, subject to adjustments for any stock splits, stock dividends and similar events:

         - For eligible options granted on or after November 12, 1999 and before February 13, 2001, we will grant two new options for every three eligible options cancelled in the offer; and

         - For eligible options granted on or after February 13, 2001, we will grant three new options for every four eligible options cancelled in the offer.

However, we will not issue any new options exercisable for fractional shares. Instead, we will round down to the nearest whole number of new options with respect to each grant of eligible options. Each option entitles the eligible employee to purchase one of our common shares in accordance with the terms of the applicable option plan and instrument of grant.

8. HOW CAN I FIND OUT THE DETAILS OF MY OUTSTANDING OPTIONS THAT ARE EXPECTED TO BE ELIGIBLE FOR THE OFFER?

         You can view your option grant history on our internal web-based option tool Webstock which is accessible through the Stock Option Exchange Program website.

9. WILL THE TERMS OF THE NEW OPTIONS BE THE SAME AS THE TERMS OF ELIGIBLE OPTIONS THAT ARE CANCELLED IN THE OFFER?

         The new options will be issued under the same option plan as the related eligible options that are cancelled in the offer and will be issued pursuant to an instrument of grant that is substantially similar to the instrument of grant pursuant to which the related eligible options cancelled in the offer were issued. The terms of the new options will be substantially the same as the terms of the related eligible options, except that:

         - Exercise Price. The exercise price (also known as the grant price or subscription price) of the new options will be equal to 100% of the market price of one of our common shares on the date of grant of the new options (except as noted below), determined in accordance with the terms of the options plans.

         - Ninety Day Exercise Period after Termination of Employment. The new options will have a term of ten years from the original date of grant of the eligible options (not from the new option grant date). However, as with the cancelled eligible options, the new options are subject to earlier termination in the event of a termination of the eligible employee's employment. In accordance with the terms of the option plans, all of the new options will remain exercisable for 90 days following a termination of employment or longer in certain circumstances such as death, retirement or disability.

         - Exercise Price and Tax Consequences in Certain Countries. Certain countries other than the United States and Canada have tax rules that modify the determination of the market price of our common shares for purposes of establishing the exercise price of options. Also, in certain countries other than the United States and Canada, the new options may be subject to different tax rules than the rules applicable to related eligible options.

10. WHEN WILL THE NEW OPTIONS VEST?

         The new options will have the same vesting schedule as the eligible options for which the new options are exchanged in the offer. Accordingly, eligible employees will not lose the benefit of any vesting under tendered eligible options that are accepted for exchange and cancelled in the offer.

         For example, new options that are granted in exchange for eligible options that are already vested or that would have become vested before the grant date of the new options will be vested on the date of grant of such new options. The remaining new options will become vested in accordance with the current vesting schedule and on the same vesting dates applicable to the eligible options for which such new options are exchanged in the offer. The number of new options that are vested or become vested on the current vesting dates for the related eligible options will correspond to the number of eligible options that would have vested on such dates, as adjusted to account for the exchange on a two for three or three for four basis, whichever is applicable.

11. WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

         The exercise price (also known as the grant price or subscription price) of the new options will be equal to 100% of the market price for one of our common shares on the date of grant of the new options (or as modified to comply with local tax laws for new options granted in certain countries other than the United States and Canada), determined in accordance with the terms of the option plans. Because the new options will be granted six months and one day following the date eligible options are cancelled (or later in the case of certain employees on an authorized leave of absence on that date), we cannot predict the exercise price of the new options. Accordingly, the new options may have a higher exercise price than some or all of the eligible options that are cancelled in the offer.

12. IF AN ELIGIBLE EMPLOYEE CHOOSES TO TENDER ELIGIBLE OPTIONS FOR EXCHANGE, DOES HE OR SHE HAVE TO TENDER ALL OF HIS OR HER ELIGIBLE OPTIONS?

         Yes, an eligible employee must tender all of such eligible employee's eligible options for exchange if he or she wants to participate in the offer. If we were to permit partial tenders of an eligible employee's eligible options, we could be required under the financial accounting rules applicable to us to recognize significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that some or all of the new options remained outstanding.

13. WHAT HAPPENS TO ELIGIBLE OPTIONS THAT ARE TENDERED AND ARE ACCEPTED FOR EXCHANGE IN THE OFFER?

         Tendered eligible options that are accepted for exchange in the offer will be cancelled and will become available for future grants (including the new options) under the option plan under which such eligible options were originally granted.

14. WHY dON'T WE SIMPLY REPRICE THE CURRENT OPTIONS?

         Repricing outstanding options could require us under the financial accounting rules applicable to us to recognize significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that the repriced options remained outstanding. This could have a negative impact on our stock price performance.

15. WHY WON'T ELIGIBLE EMPLOYEES WHO PARTICIPATE IN THE OFFER RECEIVE NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

         If we were to grant the new options immediately or within six months and one day after the date we cancel eligible options tendered for exchange in the offer and the new options had an exercise price that was lower than the exercise price of the cancelled eligible options, we could be required under the financial accounting rules applicable to us to recognize significant charges in our financial statements which would reduce our reported earnings for each fiscal quarter that the new options remained outstanding. This could have a negative impact on our stock price performance.

16. WHY CAN'T ELIGIBLE EMPLOYEES JUST BE GRANTED MORE OPTIONS WITHOUT HAVING ELIGIBLE OPTIONS CANCELLED? WHY ISN'T THE OFFER GOING TO BE A ONE FOR ONE EXCHANGE?

         We have a limited pool of options available for grant to our employees. The grant of supplemental options, without the cancellation of outstanding eligible options, would reduce the number of options that are currently available for grant to our employees under the option plans. Because the outstanding eligible options are, to a large extent, "underwater" (i.e., the exercise prices of such options are greater than the current trading price for our common shares), we have determined that it is in the best interest of Nortel Networks and our shareholders (including our employee shareholders) to offer the exchange program as designed. The structure of the offer strikes a balance between the interests of our employees and shareholders by attempting to minimize the future dilutive impact of our ongoing stock option program. Eligible options that are cancelled in the offer will become available for new option grants and future option grants under the option plans.

17. WHY WILL ELIGIBLE EMPLOYEES BE REQUIRED TO SURRENDER OPTIONS GRANTED IN THE LAST SEVERAL MONTHS WHICH HAVE A FAIRLY LOW EXERCISE PRICE?

         If we were to allow eligible employees to keep eligible options that were granted within six months before the date eligible options are cancelled in the offer, we could be required under the financial accounting rules applicable to us to recognize significant charges in our financial statements, which would reduce our reported earnings for each fiscal quarter that the options issued in the last six months remained outstanding. This could have a negative impact on our stock price performance.

         We recognize that some eligible options that were granted in the last several months may have value to our employees. To address this issue in a manner that does not have an adverse accounting consequence, we will issue three new options in exchange for every four eligible options that were granted on or after February 13, 2001 and that we cancel in the offer. This is a higher exchange ratio than we are using for eligible options granted before February 13, 2001, where we will issue two new options in exchange for every three eligible options that we cancel in the offer.

18. WILL ELIGIBLE EMPLOYEES BE REQUIRED TO GIVE UP ALL OF THEIR RIGHTS TO ELIGIBLE OPTIONS THAT ARE CANCELLED IN THE OFFER?

         Yes. Once we have accepted tendered eligible options in the offer, such eligible options will be cancelled and the eligible employee who tendered such eligible options will no longer have any rights with respect to those eligible options.

19. WILL NORTEL NETWORKS GRANT OPTIONS TO ELIGIBLE EMPLOYEES DURING THE PERIOD BETWEEN NOW AND THE DATE TENDERED ELIGIBLE OPTIONS ARE CANCELLED?

         To avoid any possible adverse accounting consequences, we intend not to grant options to eligible employees during the period starting today and ending on the date tendered eligible options are cancelled in the offer except in extraordinary circumstances.

20. WILL ELIGIBLE EMPLOYEES BE CONSIDERED FOR ADDITIONAL OPTION GRANTS BEFORE THE GRANT DATE OF THE NEW OPTIONS? IF AN ELIGIBLE EMPLOYEE DOES NOT PARTICIPATE IN THE OFFER, WHEN SHOULD HE OR SHE EXPECT TO RECEIVE HIS OR HER NEXT OPTION GRANT?

         The focus of the option program for the remainder of 2001 and early 2002 is to provide eligible employees with an opportunity for realizing potential value with respect to their existing eligible options. At this time, it is our intention to not grant additional options until the new option grant date, except in extraordinary circumstances. This would apply to both employees who choose to tender their eligible options in the offer, and those who do not. In addition, if eligible employees who tender their eligible options that are cancelled in the offer were granted options prior to the new option grant date, we could be required under the financial accounting rules applicable to us to recognize significant charges in our financial statements. We anticipate returning to a more normal option granting pattern after the new option grant date.

21. WHY AREN'T EMPLOYEES IN ALL COUNTRIES GOING TO BE ELIGIBLE FOR THE OFFER?

         We have employees who hold eligible options in over fifty countries, each of which has its own legal and regulatory requirements that must be considered and satisfied to make the offer. To be able to make the offer as quickly as possible while complying with applicable legal and regulatory requirements, we will limit the offer to those countries in which most of our employees who hold eligible options are located and in which we are able to comply with applicable legal and regulatory requirements. Employees located in those countries where we do not make the offer will receive additional information from us regarding other available alternatives.

22. WHAT HAPPENS IF AN ELIGIBLE EMPLOYEE TENDERS ELIGIBLE OPTIONS AND HIS OR HER STATUS CHANGES (E.G., DUE TO DEATH, RETIREMENT, TERMINATION OR OTHER CHANGE IN EMPLOYMENT STATUS) ON OR BEFORE THE NEW OPTION GRANT DATE?

         Details relating to the impact of changes in an eligible employee's status after he or she has tendered eligible options will be contained in the Offer to Exchange documents that will be delivered to eligible employees within thirty days, upon the commencement of the offer.

23. WHAT TYPES OF LEAVE OF ABSENCE ARE CONSIDERED "AUTHORIZED LEAVES"?

         An authorized leave of absence is a leave of absence that has been approved in accordance with policy or practice by Nortel Networks or its subsidiary that employs you, at the end of which it is expected that the eligible employee will return to active employment with Nortel Networks or one of its subsidiaries. Authorized leaves include approved bereavement leave, family medical leave, personal medical leave, including short term disability and long term disability, jury duty leave, maternity and paternity leave and military leave.

24. WHAT HAPPENS TO ANY CURRENT OPTIONS GRANTED UNDER THE OPTION PLANS THAT ARE NOT ELIGIBLE OPTIONS?

         The offer will have no effect on those options that are not eligible options. Those options will remain outstanding in accordance with, and subject to, their current terms.

25. WILL OPTIONS THAT WERE ORIGINALLY GRANTED UNDER A PLAN MAINTAINED BY A COMPANY ACQUIRED BY NORTEL NETWORKS AND WHICH WERE ASSUMED BY NORTEL NETWORKS IN AN ACQUISITION BE ELIGIBLE FOR THE OFFER?

         No. Only options that were granted under the 1986 plan or 2000 plan on or after November 12, 1999 will be eligible for the offer. None of the options to purchase common shares of Nortel Networks granted under any stock option plan assumed by Nortel Networks in connection with an acquisition will be eligible for the offer.

26. AFTER THE GRANT OF NEW OPTIONS, WHAT HAPPENS IF THE MARKET PRICE OF NORTEL NETWORKS' COMMON SHARES GOES BELOW THE EXERCISE PRICE FOR THOSE NEW OPTIONS?

         The anticipated offer is being planned at this time only due to the unusual stock market conditions that have affected many companies in our industry. It will provide eligible employees a unique opportunity that should be taken into account by eligible employees when they consider whether to participate.

         Nortel Networks is not providing and is not in a position to provide any assurances or predictions as to the market price of our common shares at any time in the future.

27. CAN ELIGIBLE EMPLOYEES CONTINUE TO EXERCISE VESTED ELIGIBLE OPTIONS BETWEEN NOW AND THE DATE TENDERED ELIGIBLE OPTIONS ARE CANCELLED IN THE OFFER?

         Eligible employees can exercise vested options, including vested eligible options, during this period. However, eligible options that are exercised during this period will no longer be outstanding and will not be available for cancellation and exchange in the offer.

28. WHAT ARE THE TAX CONSEQUENCES OF THE OFFER?

         The Offer to Exchange or other additional documents that will be available upon the commencement of the offer will contain a summary of the tax consequences of the exchange in each of the jurisdictions in which the offer will be made.

29. WHAT DOES NORTEL NETWORKS AND ITS BOARD OF DIRECTORS THINK OF THE OFFER?

         Although our board of directors has approved the making of the offer, neither we nor our board of directors makes any recommendation as to whether eligible employees should tender or refrain from tendering eligible options. Eligible employees must make their own decisions whether to tender eligible options in the offer.

         Our directors and board-appointed officers (including our most senior executives) will not be eligible to participate in the offer.

30. HOW CAN ELIGIBLE EMPLOYEES LEARN MORE ABOUT THE OFFER?

         When we commence the offer, we will deliver to all eligible employees a summary of the terms of the offer and a document entitled "Offer to Exchange" that will contain all of the details of the offer and information about who to contact for additional information. We currently expect to commence the offer within thirty days.

         The Offer to Exchange and additional documents will be available on this website upon commencement of the offer. At that time, we will also post to this website additional important information including interactive tools designed to help you decide whether to participate, summaries of tax consequences and translations of certain documents.

         In addition, beginning at 6 a.m. Eastern Daylight Savings Time on Tuesday, June 5, there will be a special "hotline" that employees may call to ask questions about the planned offer. This hotline will be available for approximately one week. The numbers are: 1-877-667-8352 (North America) or +1-416-868-2360 (Local/International). Employees can also fax questions to:
1-800-529-7101 (North America) or +1-416-865-4906 (Local/International). We
encourage you to use these resources. NOTE: The hotline will be available again when the offer is formally commenced.

         Finally, employees can visit the Webstock site to determine if they currently hold options that will be eligible for the program. They can also visit the Stock Option site on Services @ Work to familiarize themselves with the terms and conditions of their current option programs.

                          *  *  *  *  *  *  *  *  *

         Eligible employees will be sent a copy of the written "Offer to Exchange" following the commencement of the offer. Eligible employees are urged to read the Offer to Exchange when it becomes available, because it will contain important information. You will be able to obtain a free copy of the Schedule TO, containing the Offer to Exchange and other important information, as well as other filings containing information about us, at the SEC's web site (http://www.sec.gov). Following commencement of the offer, which is expected within thirty days, eligible employees will also be able to obtain, without charge, copies of the Schedule TO and our SEC filings incorporated by reference in the Offer to Exchange from Nortel Networks Corporation, Attention: Stock Option Administration-Option Exchange Program, c/o William M. Mercer Limited, 70 University Avenue, P.O. Box 5, Toronto, Ontario, Canada M5J 2M4; Telephone:
North America: 1-877-667-8352; International: +1-416-868-2360; Facsimile: North
America: 1-800-529-7101; Local: 416-865-4906; International: +1-416-865-4906.